Filed pursuant to Rule 433

Registration No. 333-134553

August 16, 2006

LEHMAN BROTHERS | Fixed Income

Interest Rate Structured Products

10YR NC 2YR NON-Inversion Note

Final Note Terms

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc. or any other dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Issuer	Lehman Brothers Holdings (A1/A+/A+)

Underwriter(s):	Lehman Brothers

Issue Type:	US MTN

Principal Amount:	USD 25,000,000

CUSIP:	52517PK91

Trade Date:	August 16, 2006

Issue Date:	September 5, 2006

Maturity Date:	September 5, 2016, subject to Issuer’s Call Option.

Issue Price:	100.0%

Redemption Price:	100.0%

Coupon:	From the Issue Date to but excluding September 5, 2008: 8.00%

For each Interest Calculation Period, from and including September 5, 2008 to but excluding the Maturity Date:

8.00% x Interest Accrual Factor, subject to a minimum coupon of 0.00%

Interest Calculation Period:

Semi-annually from and including each Interest Payment Date, commencing on September 5, 2008, to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Calculation Period)

Daycount Basis:	Unadjusted modified following 30/360

Interest Payment Dates:	Semi-annually on the 5th of each September and March, commencing on March 5, 2007 and ending on the Maturity Date, subject to Issuer’s Call Option

Interest Accrual Factor:

For any Interest Calculation Period, the number of calendar days (including non Business Days) in respect of which SPREAD REF is greater than or equal to 0.00% during that Interest Calculation Period, divided by the total number of calendar days (including non Business Days) in that Interest Calculation Period.

SPREAD REF:	For any day in an Interest Calculation Period (subject to the Rate Cut Off):

SPREAD REF = 10yr CMS Rate — 2yr CMS Rate

10yr CMS Rate:

On any day during a Interest Calculation Period, subject to the Rate Cut Off, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the prospectus supplement dated May 30, 2006.

2yr CMS Rate:

On any day during a Interest Calculation Period, subject to the Rate Cut Off,, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the prospectus supplement dated May 30, 2006.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a Business Day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

Issuer’s Call Option:

The Issuer has the right on each Interest Payment Date commencing on or after September 5, 2008, provided that the Issuer gives 5 Business Days notice to the investor, to call the Notes in whole or in part at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Business Days:	London and New York

Calculation Agent:	Lehman Brothers Special Financing

Denomination:	US$1,000/1,000

U.S. Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the Notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical Levels of the 10yr CMS Rate and 2yr CMS Rate

The following shows for illustrative purposes the 10yr CMS Rate and the 2yr CMS Rate in effect on the hypothetical historical Interest Payment Dates listed below; the Coupon payable on any Interest Payment Date for the Notes, however, will be determined based on the 10yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Calculation Period.  The historical experience of the 10yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 10yr CMS Rate and 2yr CMS Rate during the term of the Notes.  Fluctuations in the level of the 10yr CMS Rate and 2yr CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	10yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 10yr CMS Rate — 2yr CMS Rate (in %)
3/6/2006	5.296	5.2	0.096
9/6/2005	4.524	4.18	0.344
3/7/2005	4.704	3.958	0.746
9/7/2004	4.713	2.952	1.761
3/5/2004	4.226	1.857	2.369
9/5/2003	4.821	2.018	2.803
3/5/2003	4.035	1.688	2.347
9/5/2002	4.458	2.267	2.191
3/5/2002	5.684	3.643	2.041
9/5/2001	5.791	4.282	1.509
3/5/2001	5.87	5.116	0.754
9/5/2000	6.932	6.827	0.105
3/6/2000	7.405	7.087	0.318
9/7/1999	7.029	6.348	0.681
3/5/1999	6.085	5.619	0.466
9/8/1998	5.736	5.377	0.359
3/5/1998	6.25	5.922	0.328
9/5/1997	6.766	6.241	0.525
3/5/1997	6.938	6.301	0.637
9/5/1996	7.33	6.598	0.732
3/5/1996	6.381	5.418	0.963
9/5/1995	6.564	5.935	0.629
3/6/1995	7.765	7.228	0.537
9/6/1994	7.608	6.432	1.176
3/7/1994	6.73	5.132	1.598
9/7/1993	5.536	3.83	1.706
3/5/1993	6.247	4.129	2.118
9/4/1992	6.761	4.013	2.748
3/5/1992	8.01	5.95	2.06
9/5/1991	8.35	6.73	1.62
3/5/1991	8.8	7.67	1.13
9/5/1990	9.52	8.5	1.02
3/5/1990	9.53	9.07	0.46
9/5/1989	9.07	8.95	0.12
3/6/1989	9.97	10.26	-0.29
9/5/1988	9.8	9.25	0.55